Audited Financial Statements

ADM Employee Stock Ownership Plan for Hourly Employees

Years Ended December 31, 2000 and 1999

ADM Employee Stock Ownership Plan for Hourly Employees

Audited Financial Statements

Years Ended December 31, 2000 and 1999

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Report of Independent Auditors

The Administrative Committee

ADM Employee Stock Ownership Plan

for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Hourly Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

June 25, 2001

ADM Employee Stock Ownership Plan

for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Cash	$ -	$ 63
Investments, at fair value	-	53,193,071
Interest in master trust	63,810,687	-
Income receivable	-	38
Contributions receivable from employer	468,188	543,867
Contributions receivable from employees	175,217	780,344
Loan repayments receivable	-	17,747
Net assets available for benefits	$64,454,092	$54,535,130

See accompanying notes.

ADM Employee Stock Ownership Plan

for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2000	1999
Additions:
Contributions from Archer Daniels Midland Company	$ 5,736,738	$ 5,558,187
Contributions from participating employees	5,421,221	7,835,466
Transfer of assets (to) from another plan	(6,087,816)	2,404,315
Dividend and interest income	1,067,876	2,688,374
	6,138,019	18,486,342

Deductions:
Benefit payments:
Common stock	722,108	1,407,219
Cash	3,512,486	2,002,770
	4,234,594	3,409,989

Transfer to ADM 401(k) Plan for Hourly Employees	(7,636,654)	-

Net realized and unrealized appreciation (depreciation) in fair value of investments	15,652,191	(16,958,663)

Net increase (decrease)	9,918,962	(1,882,310)

Net assets available for benefits at beginning of year	54,535,130	56,417,440
Net assets available for benefits at end of year	$64,454,092	$54,535,130

See accompanying notes.

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the ADM Employee Stock Ownership Plan for Hourly Employees (the Plan) are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan Sponsor, Archer Daniels Midland Company (ADM or the Company) and its affiliates. While it is anticipated ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 1999 balances have been reclassified to conform with the 2000 presentation.

2. Description of the Plan

General

The Plan is a defined contribution plan available to all hourly employees of the Company who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Company converted the Plan, formerly called the ADM Savings and Investment Plan for Hourly Employees, to an employee stock ownership plan (ESOP), effective April 1, 1998. Most features of the Plan, including employee and employer contributions, loans and withdrawals, and distribution options remained unchanged. In accordance with Internal Revenue Service regulations for ESOPs, the Plan offers investment options to employees age 55 and older with ten or more years of service.

Effective August 1, 2000, the Plan was amended and restated. On that date, the Company established the ADM 401(k) Plan for Hourly Employees (ADM 401(k) Plan), which was designed to operate in cooperation with the Plan. As a result, the Plan discontinued the Plan's 401(k) features, including participants' contributions and loans, which are transferred to and provided by the ADM 401(k) Plan. Following the changes, the Plan, as amended, provides eligible employees with a means to acquire an ownership interest in the Company through the Company's matching contributions, which are based on the participant contributions to the ADM 401(k) Plan.

As a result of the above amendment, all Plan investments other than in ADM common stock have been transferred into the ADM 401(k) Plan effectively by August 1, 2000.

All Plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB) through July 31, 2000. Effective August 1, 2000, the Company and HPB executed trust agreement and established the Master Trust for the ADM 401(k) Plan for Hourly Employees and ADM Employee Stock Ownership Plan for Hourly Employees (Note 5). The Master Trust will continue for an indefinite period of time as provided by the Plans. HPB is a subsidiary of ADM.

2. Description of the Plan (continued)

Contributions

Under the terms of the Plan, prior to August 1, 2000, employees electing to participate could generally contribute from 1% up to as much as 10% of their compensation, as defined by the Plan document to the Plan, the maximum determined by the participant's participating location. Effectively by August 1, 2000, participant contributions are remitted to the ADM 401(k) Plan, as defined by the Plan document.

Substantially all Company contributions are received in the form of Archer Daniels Midland Company common stock, as determined by location, and all contributions are immediately vested to the participant. The Company match varies by location. Employees should refer to the appendix to the Plan applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

Investment Options

Prior to August 1, 2000, participants who attained age 55 and had completed ten years service with the Company could elect to reinvest all or any number of shares of ADM common stock credited to the participant's account into various investment funds, which were available under the Plan.

On August 1, 2000 and after, participants who attain age 55 may elect to convert all or any number of shares of ADM common stock credited to the participant's account to cash and have such cash transferred to the ADM 401(k) Plan to be invested in the investment options then available under the ADM 401(k) Plan.

On August 1, 2000 and after, all participants may elect at any time to convert all or any number of the shares of ADM common stock credited to the participant's before-tax subaccount to cash and have such cash transferred to the ADM 401(k) Plan to be invested in the investment options then available under the ADM 401(k) Plan.

2. Description of the Plan (continued)

Participant Loans

Prior to August 1, 2000, the Plan provided that participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time. On August 1, 2000, the participant loan feature was transferred to the ADM 401(k) Plan, which provides the same borrowing terms.

Loans are allowed only for purposes of educational, medical expenses, eviction, and for purchases of a primary residence. Educational or medical expense loans are available for up to five years, and a home purchase loan is available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted for two reasons: 1) upon reaching age 59 1/2, or 2) for specific hardship circumstances (only after receiving a loan available to the participant under the loan program. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions).

Plan Mergers

During the year ended December 31, 1999, the assets and liabilities of certain savings plans covering the hourly employees of recently acquired ADM subsidiaries were merged into the Plan, as is the policy of ADM.

3. Investments

The Plan's investments are held by a bank-administered trust fund. During the seven months ended July 31, 2000 (prior to Master Trust - Note 5) and the year ended December 31, 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value During Period	Fair Value at End of Period
Seven months ended July 31, 2000:
Archer Daniels Midland Company common stock	$(10,246,253)	$37,226,229
Pfizer Incorporated common stock	332,153	1,022,835
Mutual funds	34,121	4,948,797
	$ (9,879,979)

Year ended December 31, 1999:
Archer Daniels Midland Company common stock	$(14,690,854)	$41,782,995
Pfizer Incorporated common stock	(2,138,994)	5,222,762
Mutual funds	(128,815)	5,463,900
	$(16,958,663)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the seven months ended July 31, 2000 (prior to Master Trust - Note 5) and the year ended December 31, 1999, is as follows:

	2000	1999

Net assets:
Archer Daniels Midland Company common stock	$37,226,229	$41,782,995
Total	$37,226,229	$41,782,995

4. Nonparticipant-Directed Investments (continued)
	Seven Months Ended July 31, 2000	Year Ended December 31, 1999
Changes in net assets:
Contributions:
Employer	$ 3,203,164	$ 5,558,187
Employee	4,350,029	7,835,466
Dividend income	537,032	2,424,635
Net realized and unrealized depreciation in fair value of investments	(10,246,253)	(14,177,257)
Distributions to participants	(1,723,357)	(2,892,642)
Transfers	(677,381)	(60,165)
	$ (4,556,766)	$ (1,311,776)

5. Master Trust Investment Information

The Plan's investments are in the Master Trust which was established on August 1, 2000 for the investment of assets of the Plan and the ADM 401(k) Plan for Hourly Employees. Investments, and the income therefrom, are allocated to participating plans based on each plan's participation in investment options within the Master Trust. Accordingly, the Plan's investment gain for the year ended December 31, 2000 includes its allocable share of the Master Trust's interest and dividends and net appreciation in fair value of these investment options since August 1, 2000. At December 31, 2000, the ADM Employee Stock Ownership Plan for Hourly Employees interest in the net assets of the Master Trust was approximately 87.26%.

The following table presents the fair value of investments for the Master Trust at December 31, 2000:

Assets
Cash equivalents	$ 8,150
Investment securities:
Archer Daniels Midland Company common stock	64,409,286
Mutual funds	6,898,506
Other common stock	1,093,420
Participant loans	721,574
Net assets available for benefits	$73,130,936

5. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust's net investment income for the five months ended December 31, 2000 is as follows:

Five Months Ended December 31, 2000
Net investment income:
Interest and dividends	$ 653,743
Net realized and unrealized gains on investments	25,445,970
Net investment income	$26,099,713

6. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated April 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

Pursuant to the requirements of the Securities Exchange Act of 1934,

the Plan Administrator has duly caused this annual report

to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz

Vice President and Chief Financial Officer

Dated: June 28, 2001